UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FinVolution Group
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

69354V108
(CUSIP Number)

12/2/2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes
).

SCHEDULE 13G

CUSIP No.	69354V108

1	Names of Reporting Persons Seahawk China Dynamic Fund
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 83,596,130
	6	Shared Voting Power* 83,596,130
	7	Sole Dispositive Power 83,596,130
	8	Shared Dispositive Power* 83,596,130

9	Aggregate Amount Beneficially Owned by Each Reporting Person 83,596,130
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 10.10%
12	Type of Reporting Person (See Instructions) OO

*Gold Dragon Worldwide Asset Management Limited is the investment manager to Seahawk China Dynamic Fund. Unless otherwise instructed by the Fund's directors, the Investment Manager may, in its absolute discretion, exercise, or refrain from exercising, the voting or other rights attaching to the investments comprised in the Portfolio.

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SCHEDULE 13G

CUSIP No.	69354V108

1	Names of Reporting Persons Gold Dragon Worldwide Asset Management Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power* 83,596,130
	7	Sole Dispositive Power
	8	Shared Dispositive Power* 83,596,130

9	Aggregate Amount Beneficially Owned by Each Reporting Person 83,596,130
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 10.10%
12	Type of Reporting Person (See Instructions) CO

*Gold Dragon Worldwide Asset Management Limited is the investment manager to Seahawk China Dynamic Fund. Unless otherwise instructed by the Fund's directors, the Investment Manager may, in its absolute discretion, exercise, or refrain from exercising, the voting or other rights attaching to the investments comprised in the Portfolio.

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Item 1.

(a)	Name of Issuer:

FinVolution Group (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

Building G1, No. 999 Dangui Road Pudong New District Shanghai 201203 The People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Seahawk China Dynamic Fund Gold Dragon Worldwide Asset Management Limited

(b)	Address of Principal Business Office or, if None, Residence:

The business address of the Seahawk China Dynamic Fund is a registered office at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

The business address of Gold Dragon Worldwide Asset Management Limited is Unit 4112, COSCO Tower, 183 Queen’s Road, Central, Hong Kong.

(c)	Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

(d)	Title and Class of Securities:

Class A Ordinary Shares, par value US$0.00001 per share

(e)	CUSIP No.:

69354V108 The CUSIP Number applies to the American Depositary Shares, each of which represents five (5) Shares.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

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Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned includes 83,596,130 Shares represented by ownership of 16,719,226 American Depositary Shares. The Company’s Annual Report on Form 20-F, filed on April 25, 2019 indicates there were 827,770,169 Shares outstanding as of December 31, 2018.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8. Identification and classification of members of the group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and no have the effect of the changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 18/2/2020

/s/ HAO Liang/Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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